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EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)
(Unaudited)

						For the Three Months Ended Feb. 29 2004
	For the Twelve Months Ended November 30
	1999	2000	2001	2002	2003
Pre-tax earnings from continuing operations	$1,631	$2,579	$1,748	$1,399	$2,536	$1,032
Add: Fixed charges (excluding capitalized interest)	13,681	18,778	15,724	10,709	8,724	2,019

Pre-tax earnings before fixed charges	15,312	21,357	17,472	12,108	11,260	3,051

Fixed charges:
Interest	13,649	18,740	15,656	10,626	8,640	1,981
Other(a)	71	57	78	103	119	27

Total fixed charges	13,720	18,797	15,734	10,729	8,759	2,008

Preferred stock dividend requirements	174	195	192	155	143	49

Total combined fixed charges and preferred stock dividends	$13,894	$18,992	$15,926	$10,884	$8,902	$2,057

RATIO OF EARNINGS TO FIXED CHARGES	1.12	1.14	1.11	1.13	1.29	1.52
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.10	1.12	1.10	1.11	1.26	1.48

(a)
Other fixed charges consist of the interest factor in rentals and capitalized interest.

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  EXHIBIT 12.01